SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

Alto Palermo S.A.

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated June 11, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated June 11, 2003, the Company reported that a holder of Company’s Convertible Notes exercised his conversion right. Hence, the Company shall issue 154,320 shares, face value pesos 0.1 (V$N 0.1) each, and cancel Convertible Notes for an amount of U$S 5,000. The conversion was performed according to terms and conditions established in the prospectus of issuance at the conversion rate of 30.864 shares, face value pesos 0.1 per Convertible Note of face value U$S 1. As a result of that conversion the amount of shares of the Company goes from 704,675,425 to 704,829,745. On the other hand, the amount of registered Convertible Notes is U$S 49,843,516.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ SAÚL ZANG
	Name:	Saúl Zang
	Title:	Director

Dated: June 12, 2003